EXHIBIT 12.1

                              US Airways, Inc.
             Computation of Ratio of Earnings to Fixed Charges



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                                  Nine Months Ended September 30,                  Years Ended December 31,
                                  ------------------------------     ----------------------------------------------

                                       2001          2000             2000       1999       1998            1997         1996
                                       ----          ----             ----       ----       ----            ----         ----

                                                                     (in thousands except ratio amounts)

Earnings:
  Pre-tax income (loss)             $ (1,032,091) $ (60,330)    $   (202,371) $   459,305  $   935,844  $   673,229  $  191,043
    Add (deduct):
     Fixed charges:
        Interest expense            $    220,210  $ 187,268     $    251,948  $   194,815  $   223,604  $   260,029  $  283,936
        Amortization of debt
          issue expense                    8,293      3,123            4,273        2,579        6,507        2,684       2,844
        Interest factor in non-
          capitalized rentals            268,380    247,255          334,067      312,911      346,948      320,625     303,383
     Interest capitalized **              (8,105)   (11,193)         (15,259)     (18,082)      10,478      (11,582)     (8,398)
     Amortization of previously
       capitalized interest                8,743      8,434           11,286       10,830       10,112       10,269      10,286
                                    ------------- ----------    ------------- ------------ ------------ ------------ ----------

                                    $   (534,570) $ 374,557     $    383,944  $   962,358  $ 1,533,493  $ 1,255,254  $  783,094
                                    ------------- ----------    ------------- ------------ ------------ ------------ ----------


Fixed charges:
  Interest expense                  $    220,210  $ 187,268     $    251,948  $   194,815  $   223,604  $   260,029  $  283,936
  Amortization of debt
    issue expense                          8,293      3,123            4,273        2,579        6,507        2,684       2,844
  Interest factor in non-
    capitalized rentals                  268,380    247,255          334,067      312,911      346,948      320,625     303,383
                                    ------------- ----------    ------------- ------------ ------------ ------------ ----------

                                    $    496,883  $ 437,646     $    590,288  $   510,305  $   577,059  $   583,338  $  590,163
                                    ------------- ----------    ------------- ------------ ------------ ------------ ----------



Ratio of earnings to fixed charges          *          *                *           1.9          2.7          2.2          1.3
----------------------------------




* For the nine months ended September 30, 2001 and September 30, 2000 and the twelve months ended December 31, 2000 earnings were not sufficient to cover fixed charges. Additional earnings of approximately $1.03 billion, $63 million and $206 million, respectively would have been required to achieve a ratio of 1.0.

** During the second quarter of 1998, US Airways wrote-off capitalized interest on equipment purchase deposits in conjunction with the settlement of litigation between US Airways and The Boeing Company.
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